NO ACT PE 12/22/11

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

12025489

Received SEC
FEB 03 2012
Washington, DC 20549

February 3, 2012

Paul M. Wilson
AT&T Inc.
pw2209@att.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-3-12

Re: AT&T Inc.
Incoming letter dated December 22, 2011

Dear Mr. Wilson:

This is in response to your letters dated December 22, 2011 and January 27, 2012 concerning the shareholder proposals submitted to AT&T by the Needmor Fund, CHRISTUS Health, St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence, Inc., and Zevin Asset Management, LLC, on behalf of Matthew Maher. We also have received a letter from the proponents dated January 17, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Donna Meyer, Ph.D.
CHRISTUS Health

*** FISMA & OMB Memorandum M-07-16 ***

February 3, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 22, 2011

The proposal requests that AT&T provide a report on lobbying contributions and expenditures that contains information specified in the proposal.

We are unable to conclude that AT&T has met its burden of establishing that the proposal substantially duplicates another proposal that was "previously submitted" to AT&T and will be included in AT&T's proxy materials. Accordingly, we do not believe that AT&T may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(11).

We are unable to concur in your view as to the application of rule 14a-8(i)(11) to the proposal submitted by the Needmor Fund. It appears to us that the Needmor Fund has indicated its intention to co-sponsor the proposal submitted by CHRISTUS Health.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

1934 Act/Rule 14a-8

January 27, 2012

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Christus Health, The Needmor Fund, St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence, Inc. and Zevin Asset Management on behalf of Matthew Maher (collectively, the "Proponents")

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from the Proponents to the Office of Chief Counsel, dated January 17, 2012, concerning a shareholder proposal (the "Christus/Needmor Proposal") submitted by Christus Health ("Christus"), on behalf of the Proponents, for inclusion in AT&T's 2012 proxy materials. For the reasons set forth below, AT&T continues to believe that the Christus/Needmor Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you regarding the Christus/Needmor Proposal dated December 22, 2011 (the "Original Letter"). Capitalized terms used but not defined herein have the meanings given to them in the Original Letter.

AT&T believes that the Christus/Needmor Proposal duplicates the Domini Proposal for purposes of Rule 14a-8(i)(11) because the broad scope of the Domini Proposal encompasses the narrower scope of the Christus/Needmor Proposal. Christus characterizes AT&T's view of the broad scope of the Domini Proposal as based on "a lone reference to 'political purposes' in the supporting statement" and claims that no reasonable shareholder reading this language would believe that it expands the scope of the Domini Proposal to include lobbying expenditures. However, the Domini Proposal is replete with such references, including the following (emphasis added):

- As long-term shareholders of AT&T, we support transparency and accountability in corporate spending on political activities.
- For example, the Company's payments to trade associations used for political activities are undisclosed and unknown.
- In some cases, even management does not know how trade associations use their company's money politically.

- The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes.
- This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.
- The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets.

AT&T believes it is entirely reasonable that shareholders reading these references to political activities, political use, political purposes and political disclosure could interpret the Domini Proposal as encompassing lobbying on the grounds that lobbying is political. Therefore, AT&T believes that shareholders would view the Christus/Needmor Proposal and the Domini Proposal as duplicative and would be confused as to why both proposals were included in the same proxy materials.

In Citigroup Inc. (Jan. 28, 2011) and in Occidental Petroleum Corp. (Feb. 25, 2011), the Staff concurred in the exclusion of a lobbying expenditures proposal pursuant to Rule 14a-8(i)(11) as substantially duplicative of a previously submitted political contributions proposal. (We note that the political contributions proposal in Citigroup Inc. is essentially identical to the Domini Proposal.) For the reasons discussed above and in the Original Letter, AT&T continues to believe that it may omit the Christus/Needmor Proposal from its 2012 proxy materials pursuant to Rule 14a-8(i)(11) because it substantially duplicates the Domini Proposal.

* * *

For the reasons stated above and in the Original Letter, we respectfully request that the Staff concur in our view that AT&T may omit the Christus/Needmor Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

cc: Christus Health (by e-mail) FISMA & OMB Memorandum M-07-16 ***
St. Scholastica Monastery (by e-mail) (monastery@stscho.org)
Sisters of St. Francis of Dubuque, Iowa (by e-mail) (Katoskic@osfdbq.org)
The Needmor Fund (by e-mail) (moreinfo@needmorfund.org)
Benedictine Sisters Charitable Trust (by e-mail) SMA & OMB Memorandum M-07-16 ***
Congregation of Divine Providence (by e-mail) (msangalli@cdptexas.org)
Zevin Asset Management (by e-mail) (Sonia@zevin.com)

CHRISTUS
Health

January 17, 2012

VIA EMAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of CHRISTUS Health and co-sponsors; request by AT&T Inc. for no-action determination

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, CHRISTUS Health, The Needmor Fund, St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence Inc. and Zevin Asset Management on behalf of Matthew Maher (together, the "Proponents"), submitted to AT&T Inc. ("AT&T") a shareholder proposal (the "Lobbying Disclosure Proposal") asking AT&T to provide a semiannual report disclosing its policies and procedures related to lobbying as well as certain information regarding payments used for lobbying.

In a letter dated December 22, 2011 (the "No-Action Request"), AT&T stated that it intends to omit the Lobbying Disclosure Proposal from its proxy materials being prepared for the 2012 annual meeting of shareholders. AT&T claims that it can exclude the Lobbying Disclosure Proposal pursuant to Rule 14a-8(i)(11), as substantially duplicative of an earlier-submitted proposal on political contributions (the "Political Disclosure Proposal") that will appear in AT&T's proxy statement.

The Proponents acknowledge that the Staff issued determinations in 2011 allowing exclusion of proposals on lobbying disclosure much like the Lobbying Disclosure Proposal on the ground that they substantially duplicated earlier-received political spending disclosure proposals with language similar to the Political Disclosure Proposal. Three factors favor a different outcome here:

- The language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal has been carefully tailored to avoid any possible

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overlap in the proposals' coverage;

- Additional evidence has emerged showing that key players in the discussions around corporate political spending, including the U.S. Chamber of Commerce, regard corporate lobbying and campaign-related political spending as distinct activities; and
- Shareholders and their advisors, including the leading proxy advisory firm, are distinguishing between lobbying and campaign-related political spending as two different proxy voting decisions and do not appear to be confused regarding the scope of each issue.

The Proponents believe that the clear, specific and non-overlapping language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal, considered in the context of the views of important constituencies (especially shareholders), supports a conclusion that the Lobbying Disclosure Proposal does not substantially duplicate the Political Disclosure Proposal. Accordingly, the Proponents respectfully urge the Staff to decline to grant the relief requested by AT&T.

The Proposals

The earlier-received Political Disclosure Proposal asks AT&T to report semiannually on the Company's:

"1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda."

The Political Disclosure Proposal is titled "Political Contributions Report."

The Lobbying Disclosure Proposal urges AT&T to report semiannually on:

"1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

a. direct and indirect lobbying contribution or expenditure; and
b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation."

The Lobbying Disclosure Proposal is titled "Lobbying Expenditures Disclosure."

Each of The Lobbying Disclosure Proposal and the Political Disclosure Proposal Focuses Narrowly on a Specific Activity and the Requests Do Not Overlap

AT&T attempts to frame the subject of both the Lobbying Disclosure Proposal and the Political Disclosure Proposal broadly as "disclosure of corporate policies, procedures and expenditures related to political activities." AT&T then claims that both proposals share the "principal thrust or focus" of disclosure of corporate political activity. But examination of the language shows that neither the Political Disclosure Proposal nor the Lobbying Disclosure Proposal has this broad focus. Instead, each proposal focuses narrowly on a separate corporate activity, avoiding any overlap in coverage.

The Political Disclosure Proposal focuses specifically on payments related to political campaigns. It seeks disclosure of contributions and expenditures "used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office . . . ." (emphasis added) The political contributions proposal at issue in last season's Occidental Petroleum Corporation determination (publicly available Feb. 25, 2011), in which the Staff granted no-action relief, was not as narrowly drafted: It asked that a report on "political spending" include certain items related to "supporting or opposing candidates" and "ballot items," which Occidental argued left open the possibility that lobbying-related items could be encompassed. Unlike the proposal in Occidental, the Political Disclosure Proposal specifies the precise items to be included in the requested report and does not offer a non-exclusive list. The Lobbying Disclosure Proposal is similarly precise, asking for reporting only on policies and payments related to "lobbying of legislators and regulators."

No reasonable reader of the proposals would conclude that there is any overlap in the requested disclosure. Lobbying is commonly understood as an effort to influence the content of, or decisions regarding, legislation or regulation. Merriam Webster Dictionary says "lobby" means "to conduct activities aimed at influencing public officials and especially members of a legislative body on legislation"; "to promote (as a project) or secure the passage of (as legislation) by influencing public officials" and "to attempt to influence or sway (as a public official) toward a desired action." (http://www.merriam-webster.com/dictionary/lobby) Legislation and regulations are considered and adopted by sitting legislators and regulators and signed or vetoed by sitting executives (the "public officials" referred to by Merriam Webster). By definition, then, lobbying does not involve participation or intervention in a political campaign.

The definitions of lobbying used in applicable laws and regulations reinforce this distinction. A National Conference of State Legislators summary setting forth definitions of lobbying under the laws of all 50 states illustrates that the common thread is influencing or trying to influence legislation or regulation; a few states define lobbying to include attempts to influence procurement decisions as well. Efforts to influence the outcome of a political campaign are not within the scope of any state's lobbying definition. (See http://www.ncsl.org/?tabid=15344) Similarly, the lengthy definitions of "lobbying activities" and "lobbying contacts" contained in the federal Lobbying Disclosure Act, codified at 2 U.S.C. sections 1602(7) and (8), refer to communications regarding legislation, rules, regulations, executive orders, federal programs and nominations that must be confirmed by the Senate. Political campaign-related activity appears nowhere in that definition.

With respect to communications aimed at the public, there is similarly no overlap between the Lobbying Disclosure Proposal and the Political Disclosure Proposal. The Political Disclosure Proposal seeks disclosure of only communications that "attempt to influence the general public, or segments thereof, with respect to elections or referenda" (emphasis added),which is consistent with the Political Disclosure Proposal's focus on campaign-related expenditures. The Lobbying Disclosure Proposal, for its part, asks AT&T to report only on those communications to the general public that refer to and urge the recipient to take action on a specific piece of legislation.

AT&T points to language in the Political Disclosure Proposal regarding "payments to trade associations and other tax exempt organizations used for political purposes," arguing that such purposes could encompass lobbying. (See No-Action Request at 3) That language, however, does not appear in the Political Disclosure Proposal's resolved clause, which, as discussed above, specifically asks for disclosure of expenditures related to campaigns. Instead, it is part of the supporting statement; accordingly, it must be interpreted in light of the resolved clause. No reasonable shareholder reading that language would believe that, resolved clause notwithstanding, a lone reference to "political purposes" in the supporting statement expands the scope of the Political Disclosure Proposal to include lobbying expenditures.

The Larger Context in Which the Lobbying Disclosure Proposal and the Political Disclosure Proposal Are Submitted and Will Be Considered Supports the Conclusion That The Proposals Do Not Share the Same Principal Thrust or Focus

The Proponents believe that the language of the Lobbying Disclosure Proposal and the Political Disclosure Proposal clearly shows that they do not share a principal thrust or focus. To the extent the language of the proposals is not viewed as dispositive, however, the Proponents urge that the context in which the proposals have been submitted and will be considered bolsters the conclusion that lobbying and campaign-related political spending are discrete subjects.

The distinction drawn by the proposals between lobbying and campaign-related political expenditures tracks the differing treatments of these activities under federal, state and local law. Campaign finance laws—federal, state and local--govern campaign-related political expenditures. Campaign finance law prohibits certain kinds of expenditures by corporations, though the 2010 Supreme Court decision in Citizens United v. FEC struck down federal prohibitions on independent expenditures by corporations. (See The Conference Board, Handbook on Corporate Political Activity 7-10 (2010) (available at http://www.politicalaccountability.net/index.php?ht=a/GetDocumentAction/id/4084))

Lobbying is regulated at the state level by numerous state statutes and regulations (see the NCSL table cited above) and at the federal level by the Lobbying Disclosure Act of 1995 ("LDA"). The LDA requires registration of lobbyists, who must file semiannual reports. (See lobbyingdisclosure.house.gov/ldaguidance.pdf) Although the LDA requires disclosure of certain contributions (including political contributions) by lobbyists (see id. at 19-20), coverage of the statute is triggered by engaging in lobbying activities, not making contributions.

Over the past year, following the introduction of shareholder proposals dealing with lobbying disclosure, shareholders and their advisors have begun distinguishing between lobbying and campaign-related political spending when formulating corporate governance policies and voting proxies. Contrary to AT&T's assertion, there is no evidence that shareholders are confused about the difference between these two kinds of corporate activities.

Shareholders' policies and proxy voting guidelines show that they view lobbying and campaign-related political spending as separate. The International Corporate Governance Network ("ICGN"), a global organization whose members have $18 trillion in assets under management (see http://www.icgn.org), recently published a Statement and Guidance on Political Lobbying and Donations. (ICGN Statement and Guidance on Political Lobbying and Donations (June 2011) (available at http://www.icgn.org/files/icgn_main/pdfs/agm_reports/2011/item_9.1_political_lobbying_&_donations.pdf)) The ICGN Statement included separate definitions of "Corporate political lobbying" and "Corporate political donations" reflecting an understanding of the difference between those activities consistent with the coverage of the Lobbying Disclosure Proposal and the Political Disclosure Proposal. (See id. at 5-6) The Statement describes the two types of activities as implicating different corporate governance concerns. (Id. at 9)

In addition, the proxy voting guidelines of a number of institutional investors reflect the existence of lobbying disclosure as a separate corporate governance issue. For example:

- Ohio Police & Fire Pension Fund, Proxy Voting Policy, at 17 (http://www.op-f.org/Files/Proxy%20Voting%20Policy%203-30-11.pdf):"Shareholder-Miscellaneous: . . . [G]iven the diverse and rather vague nature of this category, many of these proposals, including proposals requesting information on a company's lobbying initiatives, will be decided on a case-by-case basis."
- Goldman Sachs Asset Management, Policy on Proxy Voting for Investment Advisory Clients (Mar. 2011), at 11 (http://www2.goldmansachs.com/gsam/pdfs/voting_proxy_policy.pdf): Separate sections and vote recommendations on "Lobbying Expenditures/Initiatives" ("proposals requesting information on a company's lobbying initiatives") and "Political Contributions and Trade Association Spending (varying proposal formulations addressing political non-partisanship and political contributions disclosure).
- Trillium Asset Management, Proxy Voting Guidelines, at 19 (2011) (http://trilliuminvest.com/our-approach-to-sri/proxy-voting/): Separate sections and vote recommendations on "Lobbying Efforts"(proposals asking for reports on lobbying efforts) and "Non-Partisanship/Political Contributions" (various proposal formulations addressing political non-partisanship, political contributions disclosure and prohibition on political contributions).

Institutional Shareholder Services ("ISS") is the leading U.S. proxy advisory firm. ISS provides its 1,700 clients with proxy research and recommendations regarding how to vote on a wide variety of ballot items appearing on the proxy statements of U.S. and international companies. (See http://www.issgovernance.com/about) ISS maintains Corporate Governance Policies that it uses to generate those recommendations; the policies are updated once a year to reflect the emergence of new issues and changes in approach to existing issues. (See http://www.issgovernance.com/policy)

In late 2011, ISS adopted changes to its U.S. Corporate Governance Policies addressing shareholder proposals on lobbying and political contributions disclosure. (See U.S. Corporate Governance Policy: 2012 Updates (Nov. 17, 2011) (available at http://www.issgovernance.com/files/ISS_2012US_Updates20111117.pdf)) ISS's policies clearly distinguish between proposals seeking lobbying disclosure and those asking for disclosure of campaign-related political spending.

- Each type of proposal is denominated as a separate "Corporate Governance Issue." Campaign-related political spending disclosure proposals are covered under "Political Spending," while proposals addressing lobbying disclosure are discussed under "Lobbying Activities."
- ISS's vote recommendations on the two types of proposals differ: ISS will generally recommend a vote "for" political spending proposals, but it follows a "case-by-case" approach to proposals on lobbying disclosure.
- The factors ISS will consider in making a vote recommendation on each type of proposal vary and are tailored to the activity—lobbying or campaign-related political spending—addressed in the proposal.

(See 2012 ISS Updates, at 16-17)

Likewise, the 2011 Proxy Season Preview published by proxy advisor Proxy Impact, together with As You Sow and Sustainable Investments Institute, included a separate section on "Lobbying" proposals, focusing on proposals at six companies and discussing IBM's unsuccessful request for no-action relief. Other sections of the review addressed "standard" campaign-related political spending disclosure proposals and proposals focused on trade associations. (Heidi Welsh and Michael Passoff, "Proxy Preview: 2011," at 42-43 (available at www.asyousow.org/publications/ProxyPreview_2011.pdf))

Beyond shareholders and their advisors, other participants in the debate over corporate political spending recognize important differences between lobbying and campaign-related spending. Especially following the Citizens United decision, academics and public policy organizations have focused significant attention on corporate political spending.

Prominent participants in these discussions have drawn a distinction between lobbying and campaign-related political contributions. At an April 2011 conference on post-Citizens United corporate political spending, the difference was emphasized by two panel members (see "Accountability After Citizens United—Panel One Transcript" ("Can Shareholders Save Democracy?"), Apr. 29, 2011 (available at brennancenter.org/content/pages/accountability_after_citizens_united_transcript_section_iii)):

- Former Delaware Chancellor William Allen stated: "If the rule goes to making expenditures directly or indirectly in favor of a particular campaign, then I don't have a problem with it. My problem with changing the law is and John's going to have a study that gets to lobbying, lobbying Congress to change the law or lobbying a legislature could be regarded as political by somebody and lobbying is actually a very important, I mean it doesn't cost a huge amount for most firms to lobby" . . . I mean I think it's essential that there be reasonable disclosure of direct or indirect political spending. And I also think it's essential that we don't' trample on lobbying in the process of regulating."

- Harvard Professor John Coates IV, who has studied corporate political spending as it relates to corporate governance and firm value, remarked: "And so lobbying on its own while it has pluses and minuses. When it's coupled with other kinds of political activity, it becomes much more dangerous. And that's why I think it's more important to think about responses to the other more direct kinds of political activity than it would be in some other universe."

Trade associations, which serve as important intermediaries for both campaign-related corporate political spending and corporate lobbying, treat the activities differently. We understand from dialogues other proponents have engaged in with companies that the U.S. Chamber of Commerce, the largest business trade association in the country, follows different procedures for these two activities. Lobbying is paid for using members' dues money, and members are informed that a certain proportion of dues are used for this purpose. Campaign-related political spending, by contrast, is not funded through dues but instead is funded through special initiatives.

The U.S. Chamber of Commerce's comment on ISS's recent proxy voting policy change confirms that the Chamber sees lobbying and campaign-related spending as distinct activities. The Chamber attacked an academic study cited by California Treasurer Bill Lockyer in urging CalPERS' and CalSTRS' support of political disclosure proposals because the study aggregated campaign-related and lobbying expenditures. The Chamber stated, "Given the many very significant differences between political expenditures and lobbying, there is no basis for combining the two." (Comment Letter dated Nov. 7, 2011 by Andrew J Pincus, on behalf of the U.S. Chamber of Commerce (available at http://www.issgovernance.com/files/Comment-35_0.pdf))

Finally, companies themselves do not treat lobbying and campaign-related political spending as a unitary concept to be administered under the same policies, procedures and oversight. Some companies that have policies restricting or prohibiting all or some kinds of campaign-related political spending engage in substantial lobbying. For example, Colgate-Palmolive and IBM have policies prohibiting spending on candidates or committees, independent expenditures, political expenditures through trade associations and spending on ballot measures. (The CPA-Zicklin Index of Corporate Political Accountability and Disclosure at 17-18 (2011) (available at http://politicalaccountability.net/index.php?ht=d/sp/i/5848/pid/5848)) But both companies spend freely on lobbying. (See http://www.opensecrets.org/lobby/clientsum.php?id=D000000720; http://www.opensecrets.org/lobby/clientsum.php?id=D000032736&year=2011)

Similarly, U.S. Bancorp's policy has separate sections on "Corporate Political Contributions" and "Legislative Lobbying." The policy describes limitations on contributions—the company does not make contributions to candidates, political parties, committees or 527 organizations—but not on lobbying activities. (See http://phx.corporate-ir.net/phoenix.zhtml?c=117565&p=irol-PoliticalContribution) Federal filings indicate that U.S. Bancorp engages in lobbying. (See http://www.opensecrets.org/lobby/clientsum.php?id=D000000487&year=2011)

A recent report commissioned by the IRRC Institute confirms the disparate treatment of lobbying and political contributions by companies. In that report, authors Heidi Welsh and Robin Young found that "[t]wo-thirds of companies in the S&P 500 do not mention lobbying when they talk about political spending, confining their statements to campaign spending issues." (Heidi Welsh and Robin Young, Corporate Governance of Political Expenditures: 2011 Benchmark 6 (2011) (available at http://si2news.files.wordpress.com/2011/11/corporate-governance-and-politics-policy-and-spending-in-the-sp500.pdf)) The report found that companies claiming they do not spend treasury funds on politics do not refrain from spending on lobbying. (See id. at 7 ("But the nature and specificity of these prohibitions varies widely and when companies say they do not spend, it does not necessarily mean shareholder money does not make its way into political campaigns, It certainly does not indicate that companies do not lobby."))

That The Conference Board's 2010 Handbook on Corporate Political Activity is silent on lobbying is additional evidence that companies treat lobbying differently from campaign-related political spending. (See Conference Board Handbook, supra) The Handbook describes director responsibilities, provides guidance on the establishment of an effective program to manage and oversee spending and includes several case studies, all focused exclusively on campaign-related spending.

* * * *

In sum, AT&T has not met its burden of establishing that the Lobbying Disclosure Proposal substantially duplicates the Political Disclosure Proposal. The language of each proposal is narrowly tailored to seek disclosure on a separate corporate activity, and AT&T has not explained (except by reference to a few words appearing only in the supporting statement) how the proposals overlap or why shareholders would be confused. Moreover, shareholders and others involved in the active debate over corporate lobbying and campaign-related political spending recognize the difference between these activities. Accordingly, the Proponents respectfully ask that the Staff decline to grant AT&T's request for no-action relief.

Sincerely,

Donna Meyer

Donna Meyer, Ph.D.
SRI Consultant on behalf of CHRISTUS Health

*** FISMA & OMB Memorandum M-07-16 ***

cc: Paul M. Wilson, Esq.
AT&T Inc.

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980
Email: pw2209@att.com

1934 Act/Rule 14a-8

December 22, 2011

BY E-MAIL: shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Stockholder Proposal of Christus Health, The Needmor Fund, St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence, Inc. and Zevin Asset Management on behalf of Matthew Maher

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On November 7, 2011, AT&T received a shareholder proposal and supporting statement (the "Christus Proposal") from Christus Health ("Christus") for inclusion in AT&T's 2012 proxy materials. St. Scholastica Monastery, the Benedictine Sisters Charitable Trust, the Sisters of St. Francis of Dubuque, Iowa, the Congregation of Divine Providence, Inc. and Zevin Asset Management, on behalf of Matthew Maher (collectively, the "Co-Sponsors") co-filed the Christus Proposal with Christus as the primary filer. A copy of the Christus Proposal and related correspondence is attached hereto as Exhibit A. In addition, The Needmor Fund ("Needmor" and, together with Christus and the Co-Sponsors, the "Proponents") submitted a similar proposal (the "Needmor Proposal" and, together with the Christus Proposal, the "Christus/Needmor Proposal"). A copy of the Needmor Proposal and related correspondence is attached hereto as Exhibit B. For the reasons stated below, AT&T intends to omit the Christus/Needmor Proposal, or, alternatively, the Needmor Proposal, from its 2012 proxy materials.

A copy of this letter and the attachments is being sent concurrently to the Proponents, as notice of AT&T's intention to omit the Christus/Needmor Proposal, or, alternatively, the Needmor Proposal, from its 2012 proxy materials.

The Christus/Needmor Proposal requests that AT&T issue a report on lobbying expenditures. AT&T believes that the Christus/Needmor Proposal may be omitted from its 2012 proxy materials pursuant to Rule 14a-8(i)(11). Alternatively, if the Staff is unable to concur that the Christus/Needmor Proposal may be omitted, AT&T believes that the Needmor Proposal may be omitted from its 2012 proxy materials pursuant to Rule 14a-8(i)(11).

The Christus/Needmor Proposal may be omitted from AT&T's 2012 proxy materials because the Christus/Needmor Proposal substantially duplicates another proposal previously submitted to AT&T.

Under Rule 14a-8(i)(11), a company may exclude a shareholder proposal if the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Commission has stated that the purpose of Rule 14a-8(i)(11) is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. See Exchange Act Release No. 12999 (Nov. 22, 1976). The Staff has consistently taken the position that proposals having the same principal thrust or focus may be substantially duplicative, even if they differ as to terms and scope.

In *Citigroup Inc.* (Jan. 28, 2011), the company sought to exclude a proposal requesting a report on lobbying expenditures pursuant to Rule 14a-8(i)(11) on the grounds that it substantially duplicated a previously submitted proposal requesting a report on political contributions and expenditures that the company intended to include in its proxy materials. The company argued that the principal thrust or focus of the two proposals was the same and that the subject of the report requested by the lobbying expenditures proposal would be encompassed within the report requested by the political contributions proposal. The company also argued that shareholders would perceive both proposals as requesting the same information. The Staff concurred that the lobbying expenditures proposal could be excluded as substantially duplicative of the political contributions proposal. See also *Occidental Petroleum Corp.* (Feb. 25, 2011) (concurring in the exclusion of a proposal requesting a report on lobbying expenditures pursuant to Rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal requesting a report on political expenditures).

On November 2, 2011, Domini Social Investments submitted a shareholder proposal for inclusion in AT&T's 2012 proxy materials (the "Domini Proposal"). The Domini Proposal requests a report on political contributions and expenditures. A copy of the Domini Proposal is attached hereto as Exhibit C. The Christus/Needmor Proposal was first submitted on November 4, 2011. Therefore, the Domini Proposal was submitted prior to the Christus/Needmor Proposal. AT&T intends to include the Domini Proposal in its 2012 proxy materials.

The Christus/Needmor Proposal is substantially similar to the lobbying expenditures proposals in *Citigroup* and *Occidental Petroleum*, and the Domini Proposal is substantially similar to the political expenditures proposal in *Occidental Petroleum* and virtually identical to the political expenditures proposal in *Citigroup*. While they differ in scope, the principal thrust or focus of the Christus/Needmor Proposal and the Domini Proposal is the same—disclosure of corporate policies, procedures and expenditures relating to political activities. Therefore, as was the case in *Citigroup* and *Occidental Petroleum*, AT&T believes that the Christus/Needmor Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it substantially duplicates the Domini Proposal.

AT&T also believes that shareholders would view the Christus/Needmor Proposal and the Domini Proposal as substantially duplicative if both proposals were included in AT&T's 2012 proxy materials. For example, the Christus/Needmor Proposal requests disclosure of payments used for lobbying, *"including payments to trade associations,"* while the Domini Proposal requests AT&T to disclose *"all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes."* (Emphasis added) On the basis of such language, AT&T believes that shareholders would expect the disclosure requested by the Domini Proposal to encompass the disclosure requested by the Christus/Needmor Proposal. AT&T also believes that shareholders would be confused as to why both proposals were included in the same proxy materials, which would frustrate the policy underlying Rule 14a-8(i)(11). Therefore, AT&T believes that the Christus/Needmor Proposal may be excluded from its 2012 proxy materials pursuant to Rule 14a-8(i)(11) as substantially duplicative of the Domini Proposal.

* * *

If the Staff is unable to concur in AT&T's view that the Christus/Needmor Proposal may be excluded as substantially duplicative of the Domini Proposal, then AT&T believes that the Needmor Proposal may be excluded as substantially duplicative of the Christus Proposal. Although Needmor indicated in its submission that it was co-filing the Christus Proposal with Christus as the primary filer, the Needmor Proposal contains significant differences from the Christus Proposal. A comparison of the Christus Proposal and the Needmor Proposal is attached hereto as Exhibit D. The Christus Proposal and the Needmor Proposal were both submitted on November 4, 2011. However, the tracking information indicates that the Christus Proposal was submitted prior to the Needmor Proposal. The Christus Proposal and the Needmor Proposal both request a report on lobbying expenditures, and they are substantially similar. Therefore, if AT&T includes the Christus Proposal in its 2012 proxy materials, it believes that it may exclude the Needmor Proposal pursuant to Rule 14a-8(i)(11) as substantially duplicative of the Christus Proposal.

* * *

For the reasons stated above, we respectfully request that the Staff concur in our view that AT&T may omit the Christus/Needmor Proposal from its 2012 proxy materials, or, if AT&T includes the Christus Proposal, that it may omit the Needmor Proposal from its 2012 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

Enclosures

cc: Christus Health (by e-mail) *** FISMA & OMB Memorandum M-07-16 ***
St. Scholastica Monastery (by e-mail) (monastery@stscho.org)
Sisters of St. Francis of Dubuque, Iowa (by e-mail) (Katoskic@osfdbq.org)
The Needmor Fund (by e-mail) (moreinfo@needmorfund.org)
Benedictine Sisters Charitable Trust (by e-mail)*** FISMA & OMB Memorandum M-07-16 ***
Congregation of Divine Providence (by e-mail) (msangalli@cdptexas.org)
Zevin Asset Management (by e-mail) (Sonia@zevin.com)

EXHIBIT A

OUR MISSION "To Extend the Healing Ministry of Jesus Christ"

CHRISTUS Health

RECEIVED

NOV 07 2011

CORPORATE SECRETARY'S OFFICE

November 4, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of CHRISTUS Health to file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: the shareholders request the Board to authorize the preparation of a report, updated annually, disclosing: Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications: A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient; membership in and payments to any tax-exempt organization that writes and endorses model legislation; and description of the decision making process and oversight by the management and Board for direct and indirect lobbying contribution or expenditure and payment for grassroots lobbying expenditure.

I am hereby authorized to notify you of our intention to file this shareholder proposal. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 55,400 shares of AT&T stock and intend to hold at least $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership from a DTC participant is enclosed.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact persons for this resolution/proposal will be Donna Meyer of Christus Health who can be reached at FISMA & OMB Memorandum M-07-16 FISMA & OMB Memorandum M-07-16 If agreement is reached, Donna Meyer as spokesperson for the primary filer is authorized to withdraw the resolution on behalf of all co-filers.

Respectfully yours,

Joseph Gonzalez
Manager, Community Health and Investment Programs
CHRISTUS Health

2707 North Loop West Houston TX 77008
Tel 281 936 3000

Lobbying Expenditures Disclosure

WHEREAS, in the USA, corporations are considered persons having the right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their shareholders.

While many companies have told shareholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACA.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of AT&T's policies, procedures and oversight mechanisms is warranted.

Resolved, shareholders of AT&T request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by the management and Board for
   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

AT&T spent approximately $30.1 million in 2009 and 2010 on direct federal lobbying activities, according to the *U.S. Senate Office of Public Records*. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and many companies do not disclose contributions to tax-exempt organizations that write and endorse model legislation.

As shareholders, we believe transparent disclosure is in shareholders' best interests.

Memo

BNY MELLON
ASSET SERVICING

RECEIVED

NOV 07 2011

CORPORATE SECRETARY'S OFFICE

November 4, 2011

Ann E. Meuleman
Senior Vice President and Secretary
AT&T
208 S. Akard Street
Suite 3241
Dallas, TX 75202

Bridget Okraszewski
Accounting & Reporting Specialist

Dear Ladies and Gentlemen:

Bank of New York Mellon as custodian for CHRISTUS Health, hereby verifies that CHRISTUS Health does hold ownership of AT&T common stock as of November 4th, 2011 with a market value of at least $2,000 and has continuously owned that stock for at least one year prior to that date, and it has been communicated to us that they intend to hold at least the requisite $2,000 in market value at least through the date of the annual shareholder meeting.

Bridget Okraszewski

Bridget Okraszewski
Accounting & Reporting Specialist
BNY Mellon Asset Servicing

Optional Info Line
1633 Broadway, 13th Floor, New York, NY 10019
Tel 212 635 1005 Fax 212 495 1398 jsmith@bnymellon.com

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 17, 2011

BY UPS OVERNIGHT MAIL

CHRISTUS Health
2707 North Loop West
Houston, TX 77008
Attn: Joseph Gonzalez

Dear Mr. Gonzalez:

On November 7, 2011, we received your letter dated November 4, 2011 submitting a stockholder proposal on behalf of CHRISTUS Health (the "Proponent") for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders. We also received a letter dated November 4, 2011 from BNY Mellon Asset Servicing.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy

materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M. Wilson
General Attorney

cc: Donna Meyer, CHRISTUS Health (By UPS Overnight Mail)

THE BANK OF NEW YORK MELLON

AT&T LEGAL DEPARTMENT
DEC 2 2011
DALLAS, TEXAS

November 29, 2011

Mr. Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202

To Whom It May Concern:

Please be advised that, as of November 4, 2011, The Bank of New York Mellon/Mellon Trust of New England, National Association (Depository Trust Company Participant ID 954) held 52,600 common shares of AT&T INC. (cusip 00206R102) in an account of the beneficial owner, CHRISTUS Health, of which 30,100 shares have been continuously held for at least one year by CHRISTUS Health.

Please feel free to contact me if you have any questions. Thank you.

Sincerely,

Jennifer L. May

Jennifer L. May
Vice President
BNY Mellon Asset Servicing

Phone: 412-234-3902
Email: Jennifer.l.may@bnymellon.com

ST. SCHOLASTICA MONASTERY

Benedictine Sisters

1301 South Albert Pike
Post Office Box 3489
Fort Smith, Arkansas 72913-3489
Telephone (479) 783-4147

November 03, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

RECEIVED
NOV 08 2011
CORPORATE
SECRETARY'S OFFICE

Dear Ms. Meuleman:

I am writing you on behalf of St. Scholastica Monastery to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: the shareholders request the Board to authorize the preparation of a report, updated annually, disclosing: Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications: A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient; membership in and payments to any tax-exempt organization that writes and endorses model legislation; and description of the decision making process and oversight by the management and Board for direct and indirect lobbying contribution or expenditure and payment for grassroots lobbying expenditure.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Christus Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 254 shares of AT&T stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant (or it is enclosed).

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact persons for this resolution/proposal will be Donna Meyer of Christus Health who can be reached at *** FISMA & OMB Memorandum M-07-16 *** or at *** FISMA & OMB Memorandum M-07-16 *** If agreement is reached, Donna Meyer as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sr. Maria DeAngeli

Sr. Maria DeAngeli, President

Fax 479-782-4352 • E-mail monastery@stscho.org • Website www.stscho.org

Lobbying Expenditures Disclosure

WHEREAS, in the USA, corporations are considered persons, having the right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their shareholders.

While many companies have told shareholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACA.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of AT&T's policies, procedures and oversight mechanisms is warranted.

Resolved, shareholders of AT&T request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

AT&T spent approximately $30.1 million in 2009 and 2010 on direct federal lobbying activities, according to the *U.S. Senate Office of Public Records*. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and many companies do not disclose contributions to tax-exempt organizations that write and endorse model legislation.

As shareholders, we believe transparent disclosure is in shareholders' best interests.

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 17, 2011

BY UPS OVERNIGHT MAIL

St. Scholastica Monastery
1301 South Albert Pike
Fort Smith, Arkansas 72913-3489
Attn: Sr. Maria DeAngeli

Dear Sister Maria DeAngeli:

On November 8, 2011, we received your letter dated November 3, 2011 submitting a stockholder proposal on behalf of St. Scholastica Monastery (the "Proponent") for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M. Wilson
General Attorney

cc: Donna Meyer, CHRISTUS Health (By UPS Overnight Mail)

2200 N Rodney Parham
Suite 100
Little Rock, AR 72212
direct 501 221 6100
fax 501 221 6162
toll free 800 879 0089

RECEIVED

NOV 21 2011

CORPORATE
SECRETARY'S OFFICE

MorganStanley
SmithBarney

November 16, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT & T, Inc.
208 South Akard Street Suite 3241
Dallas, TX 75202

RE: St. Scholastica Monastery

As of the date of this letter, St. Scholastica Monastery held, and has held continuously for at least one year, 154 shares of AT & T Inc. Common Stock. Per St. Scholastica Monastery instructions these shares will be held thru your next annual meeting.

Sincerely,

Mona Khairi
Complex Service Manager

This information is being provided at your request and does not replace or supersede your monthly Morgan Stanley Smith Barney customer statement. This information is based upon the market value of your account as of the close of business on November 15, 2011 and is subject to daily market fluctuation.



RECEIVED

NOV 08 2011

CORPORATE SECRETARY'S OFFICE

Benedictine Sisters

285 Oblate Dr.
San Antonio, TX 78216

210-348-6704 phone
210-348-6745 fax
Charitable Trust

November 3, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary – AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Benedictine Sisters Charitable Trust to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: the shareholders request the Board to authorize the preparation of a report, updated annually, disclosing: Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications: A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient; membership in and payments to any tax-exempt organization that writes and endorses model legislation; and description of the decision making process and oversight by the management and Board for direct and indirect lobbying contribution or expenditure and payment for grassroots lobbying expenditure.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Christus Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. We are the owners of $2,000 worth of AT&T stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Donna Meyer of Christus Health who can be reached at ***FISMA & OMB Memorandum M-07-16*** If agreement is reached, Donna Meyer, as spokesperson for the primary filer, is authorized to withdraw the resolution on our behalf.

Sincerely,

Sr. Susan Mika OSB

Sr. Susan Mika, OSB
Corporate Responsibility Program

Lobbying Expenditures Disclosure

WHEREAS, in the USA, corporations are considered persons, having the right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their shareholders.

While many companies have told shareholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACA.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of AT&T's policies, procedures and oversight mechanisms is warranted.

Resolved, shareholders of AT&T request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

AT&T spent approximately $30.1 million in 2009 and 2010 on direct federal lobbying activities, according to the *U.S. Senate Office of Public Records*. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and many companies do not disclose contributions to tax-exempt organizations that write and endorse model legislation.

As shareholders, we believe transparent disclosure is in shareholders' best interests.

Investor Center
Fidelity Brokerage
Services LLC

139 N. Loop 1604 E., Suite 103
San Antonio, TX 78232

Fidelity INVESTMENTS

RECEIVED

NOV 08 2011

CORPORATE
SECRETARY'S OFFICE

November 3, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street Suite 3241

Re: Filing of stockholder resolution by Congregation of Benedictine Sisters

Dear Mrs. Meuleman

As of November 3, 2011, the Benedictine sister Charitable Trust held, and has held continuously for at least one year, $2000 worth of AT&T common shares symbol (T)

If you need any other information, please contact us. 210-490-1905 ext.52775

Sincerely,

Ben Pruett

Ben Pruett
Vice-President, Senior Account Executive

Fidelity Brokerage Services LLC. Member NYSE, SIPC

CC: Sr. Susan Mika, OSB

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 17, 2011

BY UPS OVERNIGHT MAIL

Benedictine Sisters Charitable Trust
285 Oblate Dr.
San Antonio, TX 78216
Attn: Sr. Susan Mika

Dear Sister Susan Mika:

On November 8, 2011, we received your letter dated November 3, 2011 submitting a stockholder proposal on behalf of Benedictine Sisters Charitable Trust (the "Proponent") for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders. We also received a letter from Fidelity Brokerage Services, LLC dated November 3, 2011.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy

materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

cc: Donna Meyer, CHRISTUS Health (By UPS Overnight Mail)

Sisters of St. Francis
Dubuque, Iowa
3390 Windsor Avenue | Dubuque, Iowa 52001 | 563.583.9786 www.osfdbq.org

RECEIVED
NOV 09 2011
CORPORATE SECRETARY'S OFFICE

November 7, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the Sisters of St. Francis of Dubuque, Iowa to co-file the stockholder resolution on *Lobbying Expenditures Disclosure*.

In brief, the proposal states:

> the shareholders request the Board to authorize the preparation of a report, updated annually, disclosing: Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations.

The disclosure should include

- both direct and indirect lobbying and grassroots lobbying communications:
- a listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient;
- membership in and payments to any tax-exempt organization that writes and endorses model legislation;
- and description of the decision making process and oversight by the management and Board for direct and indirect lobbying contribution or expenditure and payment for grassroots lobbying expenditure.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Christus Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of (10,651) shares of AT&T stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact persons for this resolution/proposal will be Donna Meyer of Christus Health who can be reached at OMB Memorandum or at FISMA & OMB Memorandum M-07-16 If agreement is reached, Donna Meyer as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sr. Cathy Katoski, OSF

Sr. Cathy Katoski, OSF
Treasurer

Lobbying Expenditures Disclosure

WHEREAS, in the USA, corporations are considered persons having the right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their shareholders.

While many companies have told shareholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACA.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of AT&T's policies, procedures and oversight mechanisms is warranted.

Resolved, shareholders of AT&T request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

AT&T spent approximately $30.1 million in 2009 and 2010 on direct federal lobbying activities, according to the *U.S. Senate Office of Public Records*. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and many companies do not disclose contributions to tax-exempt organizations that write and endorse model legislation.

As shareholders, we believe transparent disclosure is in shareholders' best interests.

WELLS FARGO

Institutional Trust Services
MAC N8200-036
666 Walnut Street
Des Moines, IA 50315
515 245-8423 Fax

Wells Fargo Bank N.A.

November 7, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T Inc.
208 South Akard Street, Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

Wells Fargo Bank, N.A. serves as custodian for the security assets for the Sisters of St Francis of Dubuque Iowa. Sister Cathy Katoski requested that we send this letter to your attention to provide confirmation that the Sisters of St. Francis held in custody with Wells Fargo Bank at least $2,000 in market value of AT&T since at least 11/6/2010.

As of November 7, 2011, the Sisters of St Francis in Dubuque, Iowa currently holds 10,651 shares of AT&T Inc Common shares (cusip 0020R102); 7,017 shares have been held over a year and 3,634 shares are being held since November 6, 2010.

In the event you would need further information, please contact me at 515-245-3234.

Regards,

Jean A. Leth
Vice President & Relationship Manager
Institutional Retirement & Trust

Enclosure

Cc: Sister Cathy Katowski

CONGREGATION OF DIVINE PROVIDENCE
SAN ANTONIO, TEXAS

RECEIVED

NOV 09 2011

CORPORATE SECRETARY'S OFFICE

November 7, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc.
208 South Akard Street – Suite 3241
Dallas, TX 75202

Dear Ms. Meuleman:

I am writing you on behalf of the CONGREGATION OF DIVINE PROVIDENCE, INC. to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states: the shareholders request the Board to authorize the preparation of a report, updated annually, disclosing: Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications: A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient; membership in and payments to any tax-exempt organization that writes and endorses model legislation; and description of the decision making process and oversight by the management and Board for direct and indirect lobbying contribution or expenditure and payment for grassroots lobbying expenditure.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Christus Health. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 90 shares of AT&T stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact persons for this resolution/proposal will be Donna Meyer of Christus Health who can be reached at ***FISMA & OMB Memorandum M-07-16*** or at ***FISMA & OMB Memorandum M-07-16*** If agreement is reached, Donna Meyer as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Madonna Sangalli

Sister Madonna Sangalli
Treasurer
Congregation of Divine Providence

Generalate · P.O. Box 37345 · San Antonio, Texas 78237-0345 Phone (210) 434-1866 · Fax (210) 568-1050
generalate@cdptexas.org · website www.cdptexas.org

Lobbying Expenditures Disclosure

WHEREAS, in the USA, corporations are considered persons having the right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their shareholders.

While many companies have told shareholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACA.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of AT&T's policies, procedures and oversight mechanisms is warranted.

Resolved, shareholders of AT&T request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

AT&T spent approximately $30.1 million in 2009 and 2010 on direct federal lobbying activities, according to the *U.S. Senate Office of Public Records*. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and many companies do not disclose contributions to tax-exempt organizations that write and endorse model legislation.

As shareholders, we believe transparent disclosure is in shareholders' best interests.

9311 San Pedro, Suite 1200
San Antonio, Tx 78216
tel 210 377 2700
fax 210 366 6696
toll free 800 666 3966

RECEIVED

NOV 09 2011

CORPORATE
SECRETARY'S OFFICE

MorganStanley
SmithBarney

November 7, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T
208 South Akard Street, Ste 3241
Dallas, TX 75202

Dear Ms. Meuleman;

As of November 7, 2011, Congregation of Divine Providence held and has held continuously for at least one year, 90 shares of AT&T Inc. common shares.

Very truly yours,

Maurie Kern
Morgan Stanley Smith Barney

MK/mb

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 17, 2011

BY FAX: (210) 568-1050

Congregation of Divine Providence, Inc.
P.O. Box 37345
San Antonio, TX 78237-0345
Attn: Sister Madonna Sangalli

Dear Sister Madonna Sangalli:

On November 9, 2011, we received your letter dated November 7, 2011 submitting a stockholder proposal on behalf of Congregation of Divine Providence, Inc. (the "Proponent") for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders. We also received a letter from Morgan Stanley Smith Barney dated November 7, 2011.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy

materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Finally, we would appreciate it if you would provide us with your street address.

Sincerely,

Paul M. Wilson
General Attorney

cc: Donna Meyer, CHRISTUS Health (By UPS Overnight Mail)

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 7, 2011

Ann Effinger Meuleman
Senior Vice President and Secretary
AT&T, Inc
208 South Akard Street, suite 3241
Dallas, TX 75201

RECEIVED

NOV 10 2011

CORPORATE SECRETARY'S OFFICE

Re: Shareholder Proposal for 2012 Annual Meeting

Dear Ms. Meuleman,

Enclosed please find our letter co-filing the lobbying expenditures disclosure proposal to be included in the proxy statement of AT&T (the "Company") for its 2012 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned about lobbying initiatives by the Company that influence legislation and regulation and thus are co-filing a proposal to see information about your lobbying policies and practices and to encourage best practices disclosure in this public policy arena. We believe it is in the best interests of shareholders for companies to be transparent with respect to lobbying expenditures, policy positions and oversight mechanisms. This includes both direct and indirect lobbying, including through trade associations, as well as grassroots lobbying communications.

Zevin Asset Management holds, on behalf of our clients, 217,252 shares of the Company's common stock held among different custodians. We are filing on behalf of one of our clients, Matthew Maher, who has continuously held, for at least one year of the date hereof, 600 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank, UBS Financial Services, is enclosed. Zevin Asset Management intends to continue to hold such shares on behalf of its clients, including Matthew Maher, through the date of the Company's 2012 annual meeting of stockholders. Zevin Asset Management is a co- filer for this proposal, the lead filer being Christus Health. A representative of the filers will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,

Sonia Kowal
Director of Socially Responsible Investing
Zevin Asset Management

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

WHEREAS, in the USA, corporations are considered persons having the right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their shareholders.

While many companies in the health care industry have told shareholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACA.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of AT&T's policies, procedures and oversight mechanisms is warranted.

Resolved, shareholders of AT&T request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

AT&T spent approximately $30.1 million in 2009 and 2010 on direct federal lobbying activities, according to the *U.S. Senate Office of Public Records*. These figures may not include its grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation and many companies do not disclose contributions to tax-exempt organizations that write and endorse model legislation.

As shareholders, we believe transparent disclosure is in shareholders' best interests.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 7, 2011

To Whom It May Concern:

Please find attached UBS Financial Services custodial proof of ownership statement of AT&T from Matthew Maher. Zevin Asset Management, LLC is the investment advisor to Matthew Maher and co-filed a share holder resolution on sustainability reporting on Matthew Maher's behalf.

This letter serves as confirmation that Matthew Maher is the beneficial owner of the above referenced stock.

Sincerely,

Sonia Kowal

Sonia Kowal

Director of Socially Responsible Investing
Zevin Asset Management, LLC

50 Congress Street, Suite 1040, Boston, MA 02109 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

*** FISMA & OMB Memorandum M-07-16 ***

August 23, 2011

To Whom It May Concern:

For the record, I would like to state that I am pleased with the engagement practices of Zevin Asset Management, including proxy voting, company dialogues, and the filing of shareholder resolutions on behalf of shares held by Matthew Maher. It is important to me as a client that this takes place.

Sincerely,

Matthew Maher

UBS

UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

November 7, 2011

To Whom It May Concern:

This is to confirm that UBS Financial Services is the custodian for 600 shares of common stock in AT&T owned by Matthew Maher FISMA & OMB Memorandum M-07-16 ***

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of AT&T and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that Matthew Maher is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to Matthew Maher and is planning to co-file a share holder resolution on Matthew Maher's behalf.

Sincerely,

Kelley A. Bowker

Kelley A. Bowker
Assistant to Myra G. Kolton
Senior Vice President Investments

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 17, 2011

BY UPS OVERNIGHT MAIL

Zevin Asset Management, LLC
50 Congress Street, Suite 1040
Boston, MA 02109
Attn: Sonia Kowal

Dear Ms. Kowal:

On November 10, 2011, we received your letter dated November 7, 2011 submitting a stockholder proposal on behalf of Matthew Maher (the "Proponent") for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders. We also received a letter from UBS Financial Services Inc. dated November 7, 2011.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year. The Proponent must also include his own written statement that he intends to continue to hold the shares through the date of the annual meeting.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

You must also provide us with written evidence that, at the time Zevin Asset Management, LLC submitted the proposal, it was authorized to do so on behalf of the stockholder. Please specify where in the documentation the authorization is contained.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M Wilson

Paul M. Wilson
General Attorney

EXHIBIT B

THE NEEDMOR FUND

RECEIVED

NOV 07 2011

CORPORATE
SECRETARY'S OFFICE

November 3, 2011

Ms. Ann Effinger Meuleman
Corporate Secretary
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

The Needmor Fund holds 1,700 shares of AT&T stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. We are particularly concerned about the lobbying policies and practices of AT&T thus the request for this review.

Therefore, we are co-filing the enclosed shareholder proposal with Christus Health as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares, over $2,000 worth of shares, through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of AT&T stock for more than one year. We hereby deputize Christus Health to act on our behalf in withdrawing this resolution.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,

Daniel Stranahan

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management
Donna Meyer, Christus Health

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of AT&T's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of AT&T Inc. ("AT&T") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to AT&T's long-term interests.

AT&T spent approximately $30.1 million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*). In 2010, AT&T also spent $9,255,380 in 11 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation. And AT&T does not disclose contributions to tax-exempt organizations that write and endorse model legislation, such as the company's $50,000 contribution to ALEC's annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Northern Trust

RECEIVED

NOV 07 2011

CORPORATE
SECRETARY'S OFFICE

November 3, 2011

To Whom It May Concern:

The Northern Trust Company acts as custodian for The Needmor Fund with Boston Trust as the manager for this portfolio.

We are writing to verify that The Needmor Fund currently owns 1,700 shares of **AT&T Inc. (Cusip #00206R102).** We confirm that The Needmor Fund has beneficial **AT&T Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Jean Bianchi

Jean Bianchi
Senior Account Administrator
& Second Vice President

at&t

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

November 17, 2011

BY UPS OVERNIGHT MAIL

The Needmor Fund
2123 West Webster Avenue
Chicago, IL 60647
Attn: Daniel Stranahan

Dear Mr. Stranahan:

On November 7, 2011, we received your letter dated November 3, 2011 submitting a stockholder proposal on behalf of The Needmor Fund (the "Proponent") for inclusion in the proxy materials for AT&T Inc.'s 2012 annual meeting of stockholders. We also received a letter dated November 4, 2011 from Northern Trust.

Under Securities and Exchange Commission Rule 14a-8, in order to be eligible to submit a proposal, a stockholder must have continuously held at least $2,000 in market value of shares of AT&T Inc. common stock for at least one year by the date the proposal is submitted and must continue to hold the shares through the date of the annual meeting.

The Proponent's name does not appear in our records as a registered stockholder. Therefore, in accordance with Rule 14a-8, you must submit to us a written statement from the record holder of the shares (usually a broker or bank) verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year.

To be considered a record holder, a broker or bank must be a Depository Trust Company ("DTC") participant. You can determine whether a broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking the broker or bank.

If the DTC participant knows the broker or bank's holdings, but does not know the stockholder's holdings, you could satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of shares were continuously held for at least one year – one from the broker or bank confirming the stockholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received this letter. Please note that, even if you satisfy the eligibility requirements described above, we may still seek to exclude the proposal from our proxy materials on other grounds in accordance with Rule 14a-8. Moreover, if we include the proposal in our proxy

materials, it will not be voted on if the stockholder or a qualified representative does not attend the annual meeting to present the proposal. The date and location of the meeting will be provided at a later time.

Sincerely,

Paul M. Wilson
General Attorney

cc: Donna Meyer, CHRISTUS Health (By UPS Overnight Mail)
cc: Timothy Smith, Walden Asset Management, tsmith@bostontrust.com (by Email)

Walden Asset Management
Investing for social change since 1975

November 28, 2011

Mr. Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard Street, Rm. 3030
Dallas, TX 75202

Dear Mr. Wilson:

We are in receipt of letters from you requesting more information regarding proof of ownership for clients of Walden Asset Management.

We are pleased to provide additional information for the Sisters of Notre Dame de Namur and the Sisters of St. Joseph of Boston co-filers of the resolution sponsored by Domini Social Investments.

In addition, Glenmary has custody elsewhere and will provide separate confirmation.

Via this letter, we confirm that the Sisters of Notre Dame de Namur and the Sisters of St. Joseph of Boston are Walden Asset Management clients and co-filed the resolution sponsored by Domini Social Investments seeking disclosure of political spending.

As you see in my November 3, 2011 letter (see enclosed), Walden Asset Management acts as custodian for these clients. Thus their shares are held along with other client shares with our sub-custodian Bank of New York Mellon and State Street, which are DTC participants.

Their letters confirm continuing proof of ownership by Walden Asset Management for over a year.

In the Needmor case, you have a filing letter in hand dated November 3, 2011 which you received November 4, 2011 and a letter from Northern Trust dated November 3, 2011 confirming ownership. Northern Trust as you know is a listed DTC participant thus the proof of ownership information is in order.

Please do call me if you have any questions.

Sincerely,

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement

THE NEEDMOR FUND

November 3, 2011

Ms. Ann Effinger Meuleman
Corporate Secretary
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

Dear Ms. Meuleman:

The Needmor Fund holds 1,700 shares of AT&T stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. We are particularly concerned about the lobbying policies and practices of AT&T thus the request for this review.

Therefore, we are co-filing the enclosed shareholder proposal with Christus Health as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares, over $2,000 worth of shares, through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of AT&T stock for more than one year. We hereby deputize Christus Health to act on our behalf in withdrawing this resolution.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management
Donna Meyer, Christus Health

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Northern Trust

AT&T LEGAL DEPARTMENT
NOV 29 2011
DALLAS, TEXAS

November 3, 2011

To Whom It May Concern:

The Northern Trust Company acts as custodian for The Needmor Fund with Boston Trust as the manager for this portfolio.

We are writing to verify that The Needmor Fund currently owns 1,700 shares of **AT&T Inc. (Cusip #00206R102).** We confirm that The Needmor Fund has beneficial **AT&T Inc.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Jean Bianchi

Jean Bianchi
Senior Account Administrator
& Second Vice President

EXHIBIT C

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®

November 2, 2011

RECEIVED
NOV 08 2011
CORPORATE SECRETARY'S OFFICE

Senior Vice President and Secretary
AT&T
208 S. Akard Street, Suite 3241
Dallas, Texas 75202

VIA UPS

Re: Shareholder Proposal Requesting Political Contributions Report

Dear Secretary:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

We are submitting the attached proposal regarding AT&T's political contributions for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. As you are aware, we have sponsored similar proposals at AT&T for the past six years, and at SBC Communications and BellSouth. Five years ago, in response to our proposal, Verizon agreed to annual public disclosure of its political contributions.

We have held more than $2,000 worth of AT&T shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A letter verifying our ownership of AT&T shares from our portfolio's custodian is available upon request. A representative of Domini will attend the stockholders' meeting to move the resolution as required by SEC Rules.

You may be receiving identical proposals from other filers. Please consider me to be lead proponent for purposes of communication.

We strongly believe the attached proposal is in the best interests of our company and its shareholders, and welcome the opportunity to discuss the issues raised by the proposal with you at your earliest convenience. I can be reached at (212) 217-1027, or at akanzer@domini.com.

Sincerely,

Adam Kanzer
Managing Director & General Counsel

Encl.
cc: Paul Wilson, General Attorney (via email)

Political Contributions Report

Resolved, that the shareholders of AT&T ("Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

    a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

    b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of AT&T, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

AT&T spent at least $34.7 million in corporate funds on politics since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

EXHIBIT D

Lobbying Expenditures Disclosure

WHEREAS, in the USA, corporations are considered persons having thebusinesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy issues ranging from environment to health care. However, corporations can exert significantly greater influence than single persons or groups regarding access to legislators and regulators and may promote interests unknown and contrary to the fiscal and ethical concerns of their shareholders.

While many companies have told shareholders they are in basic support of the health reform law (Affordable Care Act), albeit with a desire for necessary changes, many of these corporations are members of groups such as the United States Chamber of Commerce (USCC), the American Legislative Exchange Council (ALEC) and other organizations which are actively working for the total elimination of the ACAmatters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy. Questionable and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of AT&T's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of AT&T Inc. ("AT&T") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by the management and Board for
   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to AT&T's long-term interests.

AT&T spent approximately $30.1 million in 2009 and 2010 on direct federal lobbying activities, according to ~~the~~ disclosure reports. *(U.S. Senate Office of Public Records*~~.~~). In 2010, AT&T also spent $9,255,380 in 11 states that require lobbying expenditure disclosure (according to state disclosure reports). These figures may not include ~~its~~ grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation ~~and many companies do~~. And AT&T does not disclose contributions to tax-exempt organizations that write and endorse model legislation~~.~~, such as the company's $50,000 contribution to ALEC's annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

~~As shareholders, we believe transparent disclosure is in shareholders' best interests.~~ We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.